Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-270086 and 333-277377 on Form F-10 and 333-271114, 333-210449 and 333-128257 on Form S-8 of our reports dated February 26, 2025, relating to the consolidated financial statements of Magna International Inc. (the “Company”), and the effectiveness of the Company’s internal control over financial reporting, appearing in this Current Report, dated February 27, 2025, on Form 6-K of the Company for the year ended December 31, 2024.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
February 27, 2025
Toronto, Canada